UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 15, 2023

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

CONTENTS

On December 12, 2023, VivoPower International PLC, a public limited company organized under the laws of England and Wales (the “Company”), entered into an ordinary share purchase agreement (the “Share Subscription Agreement”) with Abri Advisors Ltd (“Abri Advisors” or the “Investor”), pursuant to which the Company issued and sold 220,000 of its ordinary shares, nominal value $0.12 per share (the “Ordinary Shares”), at a price per share of $1.15, to Abri Advisors Ltd (“Abri Advisors”).

The Share Subscription Agreement contains customary representations and warranties and agreements of the Company and the Investor and customary indemnification rights and obligations of the parties.

The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-251304) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on December 23, 2020 and the base prospectus filed as part of the Registration Statement, the prospectus supplement dated December 15, 2023 (the “Prospectus Supplement”). In order for there to be sufficient authority under section 551 of the Companies Act 2006 for the Company to issue the Ordinary Shares pursuant to the Share Subscription Agreement, the Company terminated the proposed issuance of warrants to AWN Holdings Limited (“AWN”) on December 8, 2023 (which it had previously disclosed in its Annual Report on Form 20-F for the year ended June 30, 2023, or were agreed in subsequent board resolutions).

The foregoing summary of the Share Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Share Subscription Agreement, which is attached as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the opinion of Shoosmiths LLP relating to the legality of the issuance and sale of the Ordinary Shares is attached as Exhibit 5.1 hereto.

The information contained in this Report on Form 6-K, including Exhibits 5.1 and 10.1, is hereby incorporated by reference into the Registration Statements.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Shoosmiths LLP.
10.1+	Share Subscription Agreement, dated as of December 12, 2023, by and between VivoPower International PLC and Abri Advisors Ltd.

+ The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2023	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin Executive Chairman